Exhibit 4.3

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

As of August 29, 2019, Patriot Scientific Corporation, a Delaware corporation (the “Company”, “PTSC”, “we”, “us”, or “our”), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  Common Stock, par value $.00001 per share (the “Common Stock”).  The following summary includes a brief description of the Common Stock, as well as certain related additional information. The following summary of the terms of our capital stock is based upon our amended articles of incorporation, our regulations, as amended and restated and applicable provisions of law. The summary is not complete, and is qualified by reference to our amended articles of incorporation and bylaws, as amended and restated, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein.

General

Our authorized capital stock consists of 605,000,000 shares of common stock, $.00001 par value per share, of which 600,000,000 is designated Common Stock and 5,000,000 is designated “Preferred Stock.” The Preferred Stock may be issued from time to time in one or more series. All shares shall be issued for such consideration or considerations as the Board of Directors of the Company may from time to time determine.  All rights, preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations or restrictions of the Preferred Stock shall be fixed by the Board of Directors of the Company. The Board of Director has not designated any series of Preferred Stock and no Preferred Stock are currently issued or outstanding.

Common Stock

Subject to the preferential rights of any outstanding preferred stock, each holder of common stock is entitled to receive ratable dividends, if any, as may be declared by our board of directors out of funds legally available for the payment of dividends.

Holders of common stock are entitled to one vote for each share held of record. There are no cumulative voting rights in the election of directors. Thus, the holders of more than 50% of the outstanding shares of common stock can elect all of our directors if they choose to do so.

The holders of our common stock have no preemptive, subscription, conversion or redemption rights. Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to receive our assets pro rata.

Our Board of Directors is authorized to issue 5,000,000 shares of Preferred Stock without any further action by the stockholders. The Board of Directors may also divide any and all shares of Preferred Stock into series and fix and determine the relative rights and preferences of the preferred stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidation and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuance of Preferred Stock by the Board of Directors will result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of Common Stock and could dilute the voting rights of the holders of Common Stock. There are currently no shares of preferred stock issued and outstanding.